VIA EDGAR

May 28, 2008

Securities & Exchange Commission
Division of Corporate Finance – Mail Stop 7010
Washington DC 20549-7010
Att’n: Terence O’Brien, Accounting Branch Chief

          Re:       AeroCentury Corp.
                                     Form 10-KSB for the Fiscal Year Ended December 31, 2007
                                     Filed March 14, 2008
                                     File No. 001-13387

Dear Sirs/Mesdames:

This letter is in response to your letter to Neal Crispin dated, May 22, 2008, regarding the above-referenced Form 10-KSB filed March 14, 2008.  For your convenience, each of your comments is included in bold italics preceding our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2007
Results of Operations, page 9
Revenues, page 9

1.  You disclose on page 30 that due to the timing difference of recording maintenance reserves income and recording maintenance costs, the effect on your current period income could be material.  In future filings, if material, please ensure that any significant timing difference that has impacted operations is discussed in the MD&A.

The timing difference referred to in this disclosure relates to non-refundable maintenance reserves which are generally accrued monthly as income, and then expensed at some point in the future when maintenance work is actually performed.  The interval between an aircraft’s maintenance repair events for which a lessee may claim reimbursement from non-refundable maintenance reserves is not predictable and varies according to the history of the specific aircraft and the particular lessee’s usage of that aircraft.  Therefore, at the time that the Company recognizes non-refundable maintenance reserve income, the Company is unable to predict the timing or extent of subsequent offsetting maintenance costs.

The Company undertakes to discuss in future filings, if material to the period in question, the amount of non-refundable maintenance reserve income and maintenance reimbursement claim expense in the Results of Operations section of the MD&A.

Senior unsecured subordinated debt, page 41

2.  You disclose that the warrants issued in connection with the Senior unsecured subordinated debt in April 2007 are subject to registration rights that require you to register the shares issued upon exercise of the warrants.  Please supplementally provide us with your analysis as to the accounting for any contingent obligation you may have as a result of the registration rights agreement under FSP EITF 00-19-2.

FSP EITF does not apply to the warrants issued in connection with the Senior unsecured subordinated debt issued in April 2007 (the “Sub Debt Warrants”).  FSP EITF 00-19-2 applies to the issuer of a “registration payment arrangement”, which arrangement has two characteristics, the second of which provides:

(b) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangements is not declared effective or if the effectiveness of the registration statement is not maintained.

The registration rights for the Sub Debt Warrants are contained in an Investor Rights Agreement between the Company and the subordinated debt noteholders.  The agreement requires that the Company use its “best efforts in good faith” to effect promptly the registration of shares exercisable upon exercise of the Sub Debt Warrants in a “demand” registration or to “piggyback” such securities in a Company initiated registration. The agreement does not require transfer of any consideration to the counterparty in the event a registration statement for such shares is not declared effective or maintained by the Company. Therefore, there are no contingent obligations that need to be accounted for under FSP EITF 00-19-2 in connection with the Sub Debt Warrants.

3.     Please revise future filings to provide the required disclosures of FSP EITF 00-19-2.  In this regard please include the following:

·      Any settlement alternatives contained in the terms of the registration payment arrangement, including the party that controls the settlement alternatives.

·     The maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued).  If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact should be disclosed.

·     If applicable, the current carrying amount of the liability representing your obligations under the registration payment arrangement and the income statement classification of any gains or losses resulting from changes in the carrying amount of that liability.”

Because FSP EITF 00-19-2 does not apply to the Company’s registration obligation for the Sub Debt Warrants for the reason described in response to comment 2 above, the Company believes that the FSP EITF 00-19-2 disclosures are not required.

* * * *

It is hereby acknowledged that:

   the Company is responsible for the adequacy and accuracy of the disclosure in its filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 650-340-1888 if you have any questions.

Very truly yours,

/s/ Toni M. Perazzo
Toni M. Perazzo
Chief Financial Officer